UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-K

ANNUAL REPORT

Pursuant to Regulation A of the Securities Act of 1933

For the fiscal year ended December 31, 2023

XIV-I INVEST 1, LLC

(Exact name of issuer as specified in its charter)

Commission File Number: 024-12139

Delaware	88-3069636
State or other jurisdiction of incorporation or Organization	(I.R.S. Employer Identification No.)

5784 Lake Forrest Dr, Suite 209, Atlanta, GA 30328

(Full mailing address of principal executive offices)

(404) 585-4925

(Issuer’s telephone number, including area code)

https://www.investinxiv.com

(Issuer’s website)

Class A Membership Interest

(Securities issued pursuant to Regulation A)

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Item 1. Business

XIV-I Invest 1, LLC is real estate company, newly-formed as a Delaware limited liability company on February 7, 2022. The Company primarily seeks to preserve and create financially-inclusive multi-family and single-family residential housing opportunities in the Atlanta, Georgia metropolitan statistical area, as well as other major metropolitan areas in the Southeastern United States, such as Charlotte, North Carolina and Jacksonville, Florida. The Company may also invest in other major metropolitan areas within the United States having populations above 580,000.

The Company intends to acquire and manage a portfolio of real estate assets as investments positioned in corridors of expected growth. The Company will target mixed-use and single-use projects, multi-family assets, single-family assets, and unimproved land for investment. The Company believes these asset classes are positioned for consistent growth and will address the need for more affordable and financially-inclusive housing in the United States.

The Company’s Mission of Inclusivity

The Company intends to engage in “impact investing,” which means the Company seeks to affect positive, measurable change in society and the environment through the creation and preservation of affordable housing, while generating a return for Investors. The Company emphasizes acquiring and developing “financially-inclusive” assets, which it defines as affordable and workforce housing, as well as housing for individuals earning median or near-median income of their geographic locale.

The Company also intends to create a diverse and inclusive equity ownership group that reflects the communities where the Company’s investment properties are located. This includes building an ownership group comprised of diverse economic classes, ethnicities, genders, and racial groups; however, nothing in this statement is intended to preclude any potential Investor in this Offering. The Company seeks to achieve this diverse ownership group by encouraging tenants, owners, and other community stakeholders where the Company operates to become Investors; the Company will market this Offering to persons in the communities where the property assets are located, including marketing to tenants of the Company’s properties. There will be no special treatment given nor additional conditions applied to such Investors.

The Company will seek to collaborate with public and private partnerships through the integration of local incentives, including federal tax credits, subsidized acquisition, permanent financing, and green retrofitting, to drive housing affordability and sustainability. The Company will identify such partnerships as appropriate and applicable, and has not arranged any specific partnerships as of the date of this annual report.

The Manager must raise a minimum of $1,000,000.00 on behalf of the Company prior to the Proceeds from this Offering being released from the escrow account into the Company’s operating account. The Manager expects to use the Net Proceeds from this Offering to purchase and manage assets, pay for operating costs of the Company, and pay fees and costs associated with this Offering, including marketing costs, legal and accounting fees.

Target Market Demographic Information

	April 1, 2020 Population Estimates Base	2020 Population Estimate (as of July 1)	2021 Population Estimate (as of July 1)
Atlanta, GA Metropolitan Area	6,089,815	6,101,146	6,144,050
Charlotte, NC Metropolitan Area	2,660,329	2,669,665	2,701,046
Jacksonville, FL Metropolitan Area	1,605,848	1,611,388	1,637,666

*These figures are from the United States Census Bureau’s Metropolitan and Micropolitan Statistical Areas Population Totals and Components of Change: 2020-2021. The Manager may invest in real estate assets in other metropolitan areas in the United States at its discretion.

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The Company intends to primarily invest in real estate assets in metropolitan Atlanta, Georgia. According to the United States Census Bureau, the Atlanta area is among the fastest growing metropolitan areas in the United States, with its overall area population growing approximately 15% between 2010 and 2020.

The Company may invest in real estate assets in the Charlotte, North Carolina and Jacksonville, Florida metropolitan areas as well. While having a smaller population than the Atlanta, Georgia area, United States Census Bureau data indicates metropolitan Charlotte and metropolitan Jacksonville have grown approximately 50% and 19% from 2010 to 2020, respectively.

While the Company intends to invest in the markets listed above, the Manager may cause the Company to invest in other locations, depending upon the availability of suitable investment opportunities.

Investment Objectives

The Manager intends to selectively invest in financially-inclusive, housing-related assets that will allow the Company to:

●	Realize competitive, risk-adjusted returns through distributable cash, comprehensive net operating income growth, and asset appreciation
●	Collaborate with public and private entities to integrate local housing incentives to preserve, protect, and create affordable housing options within the communities where the Manager causes the Company to acquire property
●	Preserve, protect and return invested capital
●	Provide an investment vehicle for Investors desiring an integrated and novel approach to addressing diversity, environment, inclusive economics, and parity of access
●	Create value for community members, Investors, and the environment through inclusionary fundraising and coherent management practices

Investment Strategy

The Company primarily seeks to acquire, develop, rehabilitate, and lease affordable multi-family housing The Company may acquire for-sale, single-family homes up to 3,000 square feet, suitable for redevelopment as affordable housing. The Company may also acquire and develop unimproved property as affordable single-family and multi-family housing.

The Company anticipates acquiring target properties with a gross purchase price up to $45,000,000, but the Manager may acquire more or less expensive properties depending on market opportunities and the financial condition of the Company.

The Company intends to acquire property assets that are existing, income producing, under development, under construction, or unimproved with development potential. The Manager aims direct the Company to acquire properties expected to provide distributable cash at stabilization and appreciation over a seven-year investment horizon. These investments may include redevelopment, repositioning, such as rehabilitation or rezoning, or ground up development.

The Company may enter into joint ventures with third parties for the acquisition, development, repositioning of properties.

Use of Incentives

The Company plans to take advantage of incentives offered by local and state governments, as well as available federal credits, to lower risk and boost the Company’s returns. The Company has identified the following local and state government incentives, offered through local authorities or housing: (i) Invest Atlanta; (ii) Atlanta Housing (Affordable Housing Programs & Resources); (iii) Housing Authority of DeKalb County; and, (iv) Georgia Department of Community Affairs.

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Incentives provided by these authorities include, but are not limited to, the following:

●	Below-Market Rate Loans – These include acquisition and construction loans which carry flexible financing terms, including the ability to subordinate to private capital, below-market equity requirements, and below-market interest rates
●	Subsidized Mortgages – Subsidized mortgages for eligible purchases either through the issuance of single family mortgage revenue bonds or through the provision of capital to buy down of rates on conventional mortgages
●	Down Payment Assistance – Down payment assistance for eligible purchasers to help with down payment requirements from conventional lenders
●	Expedited Permits – Expedited permitting for the production of affordable units

With respect to federal tax credits, the Company plans to deploy both Low-Income Housing Tax Credits (“LIHTC”) and New Markets Tax Credits (“NMTC”) where applicable. Both programs provide project equity that does not require a market return. Additionally, if the project is delivered on time and on budget, the principal amount of the investment does not have to be repaid. The Manager believes the below-market rate return requirements will reduce the Company’s risk and allow the Company to capture more yield.

The Manager believes that partnering directly with local and state authorities may provide additional benefits to the Company, including significantly reducing the cost of acquiring land.

Borrowing Policy

The Company may strategically use leverage to purchase assets and to maximize returns for both its Members and community stakeholders, including tenants. Leverage may be used in the form of senior debt, subordinate debt, tax credit equity, mezzanine financing or other suitable financial structures. The Company intends to use a stabilized leverage ratio is 60% at the Company level and as much as 75% on an individual asset. These ratios will be derived from the greater of asset cost basis or fair market value of asset. The Company intends to utilize competitively priced non-recourse, long-term financing when available. While the Company’s Board of Advisors may advise the Manager on setting the Company’s leverage policies, the Manager may modify the Company’s leverage policy from time to time at its sole discretion.

The Manager intends to direct the Company to, but is under no obligation to, take advantage of the following subsidy and loan programs from housing authorities such as Invest Atlanta:

●	Bond Financing and Housing Trust Funds
●	Federal Opportunity Zones
●	Grants: Grant Programs and Request-for-Proposals
●	New Markets Tax Credit
●	Predevelopment Funding: Preliminary Development Assistance
●	Tax Allocation District (TAD) Financing

In the event the Company decides to take advantage of any of these incentive programs, the Company may be required to alter its business plan or operations to conform to the regulatory requirements demanded by any one or several of these incentive programs.

Management of the Company’s Properties

The Manager intends to contract with third-party property management firms for the Company’s property management needs in order to maximize the value of the properties. All property management standards will be followed in accordance with local and state policies and regulations.

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The Manager

The Company operates under the direction of the Manager, which is responsible for directing the management of the Company’s business, day-to-day affairs, and execution of its investment strategy. The Manager may use third-party service providers in connection with its day-to-day business operations. The Company will follow investment guidelines adopted by the Manager and the investment and borrowing policies set forth in the Offering Circular, subject to modification by the Manager. The Manager may establish further written policies on investment and borrowings and will monitor the Company’s administrative procedures, investment operations and performance to ensure that the policies are fulfilled. The Manager may change investment objectives at any time without the approval of the Company’s Class A members.

The Manager performs its duties and responsibilities in accordance with the Company’s Operating Agreement (see Exhibit 2B “Operating Agreement”).

Board of Advisors

The Manager has selected four (4) individuals to serve on its Board of Advisors. The Board of Advisors does not have any authority or control over the operations of the Company, the Manager, or any Affiliates of the Company. Each member of the Board of Advisors (an “Advisor”) will be compensated at an hourly, market rate for services provided. The Manager may change the composition of the Board of Advisors at any time (see the section titled “Board of Advisors,” below).

Employees

As of the date of this annual report, the Company does not have any employees nor does the Company intend to hire any employees that will be directly compensated by the Company. After commencement of the Offering, the Manager may hire additional staff to work for the Manager to further the Company’s business operations.

Fund Life & Exit

The Manager intends to engage in deploying capital for approximately seven (7) years and thereafter commence an orderly disposition of assets and final net distributions to members; however, the Manager will exercise its discretion in light of market conditions and intends to commence liquidation of the Company anytime within five (5) to nine (9) years after initial acquisition of assets. The Company’s term is perpetual and not limited in the Articles of Organization and Operating Agreement.

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Item 2. Management’s Discussions and Analysis of Financial Condition and Results of Operation

Information and materials contained herein may contain forward-looking statements that are based on the expectations, estimates, projections and assumptions made by or on behalf of the issuer and the Manager. Words such as “expects,” “anticipates,” “plans,” “believes,” “scheduled,” “estimates,” “continues,” “remains,” “maintains,” and variations of these words and similar expressions are intended to identify forward-looking statements. Forward-looking statements may include, but are not limited to, projections of cash flows, loan repayment or deferment rates, interest rates, increases in financing costs, limits on liquidity, and bond redemptions. These statements are not guarantees of future performance or events and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results, trends, and events may differ materially from what is forecast or assumed in forward-looking statements due to a variety of factors, including, without limitation each of the risk factors stated in this annual report for each respective issue, as well as changes in, but not limited to:

●	the Company’s ability to effectively deploy the proceeds raised in the offering;
●	the Company’s ability to attract and retain investors the investor portal on the investinxiv.com website;
●	risks associated with breaches of the Company’s data security;
●	changes in economic conditions generally and the real estate and securities markets specifically;
●	limited ability to dispose of assets because of the relative illiquidity of real estate investments;
●	intense competition in the real estate market that may limit our potential to attract or retain tenants;
●	increased interest rates and operating costs;
●	decreased rental rates or increased vacancy rates;
●	difficulties in identifying properties to complete, and consummating real estate acquisitions, developments, joint ventures, and dispositions;
●	failure of acquisitions to obtain anticipated results;
●	the ability to retain the executive officer or key personnel of the Manager;
●	the Manager’s ability to retain and hire competent employees and appropriately staff the Company’s operations;
●	the demand for affordable residential housing;
●	the general interest rate environment, which may increase the costs or limit the availability of financings necessary to initiate, purchase, or carry project related loans;
●	projections of losses from loan defaults;
●	borrower behavior affecting loan repayment;
●	prepayment rates and credit spreads;
●	legislation regarding tax policies;
●	compliance with applicable local, state, and federal laws; and,
●	changes to generally accepted accounting principles, or GAAP.

All forward-looking statements speak only as of the date of their publication or, in the case of any document incorporated by reference, the date of that document. All subsequent written and oral forward-looking statements attributable to the issuer, the Manager or any person acting on its behalf are qualified by the cautionary statements in this section. Neither the Company nor the Manager undertakes any obligation to update or publicly release any revisions to forward-looking statements to reflect events, circumstances or changes in expectations after the date of this annual report.

The Manager plans to finance the Company’s acquisitions through equity financing, including equity capital raised through the Offering. In addition, the Manager has been engaged in developing the financial, offering, and other materials to begin offering the Membership Interests.

The Company is recently formed and has not yet generated revenue. The Manager is devoting its efforts to establishing the Company’s business and planned principal operations will commence at once the Minimum Offering Amount of $1,000,000.00 is raised. Due to start-up nature of the Company’s business, the reported financial information once the Company is capitalized and has assets or liabilities, may not be indicative of future operating results or operating conditions. Because of its structure, the Company is in large part reliant on the Manager grow its business.

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There are a number of key factors that will potentially impact the Company’s operating results going forward, including the Company’s ability to obtain high quality properties at reasonable prices, supervise the renovation of those properties, and subsequently rent and/or sell the properties at premium rental income rates and/or sales prices. Another factor is the Manager’s ability to effectively market the Platform and the Offering to Investors. Finally, another factor is the ability to provide a useful Platform for Investors and maintain it effectively to provide the information and technology infrastructure to support the issuance of Membership Interests.

At the time of this filing, the Company has not commenced its operations of purchasing properties, is not capitalized, and has no assets or liabilities, and will not until such time as a closing has occurred.

Liquidity and Capital Resources

The Company expects to finance its business activities through capital contributions from Investors or financing provided to the Company through this Offering. The Manager may cover any deficits through additional capital contributions. At the time of this filing, only an Affiliate, MCE Poole Inc., d/b/a Dwelling Space Real Estate, wholly-owned by Monica Poole, has contributed $25,000.00 to the Company as an initial capital contribution, and has additionally provided approximately $75,000.00 for organization and Offering costs.

In the future, the Company may incur financial obligations related to loans made to the Company by the Manager, Affiliates of the Company, or third-party lenders.

Plan of Operations

The Company expects to launch its Offering in Q3-2023. The Proceeds closed during the next twelve months will be used for the following purposes:

1.	Acquire real estate assets (mixed-use and single-use projects, multi-family assets, single-family assets, and unimproved land);
2.	Renovate acquired real estate assets;
3.	Rent real property assets to tenants using third-party property management group; and,
4.	Sell the real property assets (at the Manager’s discretion).

Components of Results of Operations

Revenue/Net Loss from Operating Activities

As of this annual report, the Company is, and has been, solely focused on SEC qualification, completing related Blusky filings, and operationalizing the fundraising process. On August 10, 2023, the Company received notice from the Securities and Exchange Commission regarding the effectiveness of their Regulation A filing. As of December 31, 2023, the Company has no revenues and has recorded a net loss of $53,484.

General and Administrative Expenses

As of December 31, 2023, the Company had total operating expenses (and general and administrative expenses) of $53,484. The Company incurred these expenses for FINRA filing expenses, legal expenses, audit expenses, accounting expenses, tax expenses, Blue sky notice filing expenses and other costs related operationalizing the Company and the Offering.

Liquidity and Capital Resources

As of December 31, 2023, the Company does not have any assets, including cash.

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Item 3. Directors, Officers, and Significant Employees

Manager of the Company’s Manager

Name	Position	Age	Term of Office	Approximate Hours per week
Monica Poole	Manager of the Manager	55	2022 – Present	Full-time*

* These hours may vary after the Company receives the Proceeds from the Offering.

Monica Poole – Manager of the Manager

An entrepreneur and innovator, Monica Poole serves as the Manager of the Company’s Manager, XIV-I MANAGER LLC, and Chief Executive Officer of the Company’s Sponsor, XIV-I, INC. Additionally, since 2019, Ms. Poole operates MCE Poole Inc., d/b/a Dwelling Space Real Estate, a boutique real estate brokerage and advisory firm based in Atlanta, Georgia. Since 2001, Ms. Poole has provided real estate advisory and brokerage related services and leads the direction and execution of transactions across commercial and residential real estate disciplines, including acquisitions, dispositions, restructurings, deal sourcing, investment analysis, forecasting and alternative capital structuring. Prior to this, Ms. Poole consulted on engagements with Fortune 500 companies in the areas of business systems design, systems development, program management, and organizational change across functional areas, first with Computer Sciences Corporation from 1994-1998, and then with Anderson Consulting, now known as Accenture, from 1998-2000. Ms. Poole received her MBA from Columbia Business School in New York City in 2016, her AB in Mathematics in 1991 from Bryn Mawr College in Pennsylvania, and she is a licensed real estate broker in the state of Georgia.

Business Experience Past 5 Years

Since 2017, Ms. Poole has provided real estate brokerage and advisory services directly resulting in the successful execution of over 95 transactions with an asset value of over $20 million. The disciplines required to execute these transactions span across acquisitions, dispositions, alternative capital structuring, lending knowledge, residential and commercial leasing, construction management, and property valuation techniques for; single-family, multi-family, unimproved land, and commercial real estate investments. Many of these transactions involved purchasers or sellers in and from historically marginalized communities, and focused on the work of extending access to housing affordability, attainability, and financial inclusion.

In addition to providing real estate advisory services, Ms. Poole is responsible for managing all aspects of a boutique real estate brokerage firm, inclusive of arranging for: tax filings with federal and state agencies, compliance with state regulatory agencies, choosing and engaging attorneys, accountants, marketers, personnel, office space, furnishings, technology providers, insurance providers, consultants, construction, architects, designers, engineers, and contractors required to support advisory work.

Duties of the Manager

Offering Services: The Manager is responsible for preparing and approving all marketing materials used by the Company relating to the Offering. The Manager will coordinate the receipt, processing and acceptance of subscription agreements and will oversee administrative support services related to the subscription process. The Manager will oversee the implementation various technology solutions related to this offering, and will create electronic communications in connection with this offering.

Investment Advisory and Acquisition Services: The Manager is responsible for deal sourcing, underwriting, and due diligence, and negotiation of the terms of each acquisition. Potential investments will be presented to the Manager’s Board of Advisors once they pass the initial screening and underwriting by the acquisitions team.

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Fund and Asset Management Services: The Manager will evaluate all potential acquisitions to assess whether the asset fits the investment strategy and is accretive to the overall asset portfolio, as well as a compelling investment in its own right. The Manager will also oversee all investments held by the Company on an ongoing basis. Based upon regular site visits, communication with staff managing investments and review of financial analysis, the Manager will develop high-level asset strategies and perform strategic portfolio reviews utilizing input from staff and experienced professionals in design, marketing, construction, project management, risk management, accounting, and sustainability to support the asset level strategies. The Manager is responsible for communicating performance to Investors through semi-annual and annual reports. These reports will contain a description of the Company’s activity during the period as well as financial reports, and high-level asset (multi-family) or asset class (single-family) performance summaries. The manager will select and engage attorneys, accountants, escrow agents, brokers, technology providers, depositaries, and other consultants deemed necessary by the Manager for the performance of services under the Company’s Operating Agreement.

Accounting and Other Administrative Services: The Manager will arrange for accounting and administrative services, legal services, office space, office furnishings, personnel, and other overhead items necessary and incidental to the Company’s business and operations. The Manager will file all reports and returns required to be filed with the SEC and any other regulatory agency. The Manager will maintain all appropriate Company books and records, and will oversee tax and compliance and risk management services and coordinate with independent accountants and other consultants.

No Fiduciary Duty

Pursuant to the terms of the Operating Agreement (attached as Exhibit 2B), the Manager does not have a fiduciary duty to the Company or Members of the Company. However, the Manager is under an obligation to deal fairly and in good faith to the Company; a decision by the Manager is presumed to be made in good faith if the Manager subjectively believes such decision to be in the best interests of the Company. Furthermore, the Manager’s liabilities to the Company, the Members, or creditors will be limited to those arising out of a duty of good faith and fair dealing, and specifically does not include liabilities arising out of any fiduciary duties.

Board of Advisors

The Manager has selected four (4) individuals to serve on its Board of Advisors.

The duties of the Board of Advisors include:

●	Providing general advice and direction about the Company’s business and affairs, as requested from time to time by the Manager;
●	Making recommendations as to potential investments;
●	Reviewing asset and asset-class business plans;
●	Evaluating the Company’s investment strategy and capital markets outlook; and,
●	Recommending asset disposition strategies based upon regular reviews of hold/sell analysis.

The Board of Advisors does not have any authority or control over the operations of the Company, its Manager, or any Affiliates of the Company. Each member of the Board of Advisors (an “Advisor”) will be compensated at an hourly, market rate for services provided. The Manager may change the composition of the Board of Advisors at any time. The Board of Advisors will never consist of fewer than four (4) persons.

The Board of Advisors is composed of the following individuals:

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Sherman Golden – Advisor

Mr. Golden is senior counsel in the Commercial & Public Finance group of the Thompson Hine firm. He focuses his practice on municipal finance, project finance, public-private partnerships (P3) and EB-5 foreign investor capital transactions. He specializes in structured real estate finance and capital formation, including tax-exempt and taxable municipal bonds, synthetic equity through the monetization of available federal and state tax credits, and exempt securities offerings.

Mr. Golden has extensive local and national experience in tax-exempt multi-family and single-family affordable housing and community redevelopment transactions. He has served as bond counsel, underwriter’s counsel, issuer’s counsel and borrower’s counsel on a variety of housing, general obligation, revenue and lease transactions in the municipal market. He has worked with numerous federal subsidy programs for housing, including CDBG, HOME Funds, project-based Section 8, HOPE VI and the Affordable Housing Program (AHP) of the Federal Home Loan Bank. Mr. Golden also has worked with local governmental subsidy programs that provide down payment assistance and rental subsidies.

Mr. Golden earned his B.A. from the University of North Carolina at Chapel Hill in 1976. Mr. Golden graduated from the Georgetown University Law Center in 1982, where he was an Earl Warren scholar and an NAACP Legal Defense Fund Fellow.

Michael Johnson – Advisor

Mr. Johnson is President and Chief Executive Officer of UrbanCore Development, LLC, which he founded in 2012 to focus on public-private, mixed-income residential development projects. Prior to establishing UrbanCore, Mr. Johnson was the founder and president of Em Johnson Interest Inc., a real estate development company based in San Francisco, for 20 years. Over the past 30 years, Mr. Johnson’s companies have been among the largest African-American businesses in the Bay Area. Currently, UrbanCore is under construction on its largest transaction to date, the $210 Million 387-unit Poppy Grove project in Elk Grove, California, one of the largest 100% affordable LIHTC projects in the state, for which UrbanCore secured a total of $325 Million in total capitalization.

Mr. Johnson has two degrees: a Bachelor of Science in Architecture and Urban Planning from the University of Maryland (1976), and a Master of Architecture with a concentration in Real Estate Development from Georgia Institute of Technology (1979).

Tayani Suma – Advisor

Ms. Suma is the President & CEO of Levanta Residential, LLC, the single-family development affiliate of The Integral Group, LLC. The mission of this The Integral Group, LLC is to increase homeownership and wealth building in black and brown communities using various approaches to products and services. One such approach embraces new urbanism planning principles by developing single-family neighborhoods based on “missing middle” building solutions. Another approach creates a pool of new landlords and their rent-to-own purchasers, which creates a regular flow of renters that transition to ownership.

Ms. Suma sees affordable housing initiatives as critical components of stable mixed-income neighborhoods, especially in urban spaces with burgeoning gentrification.

Roderick W. Teachy – Advisor

Mr. Teachy’s expansive and diversified real estate experience, which spans from 1992, includes the ground-up development of affordable, mixed-income, and market-rate multi-family and mixed-use developments, along with institutional asset management, investment, and underwriting. Mr. Teachy’s focus has most recently been in the development of affordable and workforce housing in the City of Atlanta. During his career in development, he has led the development of over $500 million in total capitalization of multi-family housing and has overseen all aspects of the full-development cycle. His real estate career has primarily been based in Atlanta, with exposure to several markets throughout the country including Fort Worth, Texas and Cincinnati, Ohio, and various submarkets in Florida including Jacksonville, Sarasota and Ft Myers.

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In July 2016, Mr. Teachy joined Wingate Companies as Senior Vice President and Chief Development Officer and in that capacity oversees the Wingate Companies's market-rate and affordable housing development platform.

Mr. Teachy obtained his Bachelor of Science in Economics degree with a major in Finance from the Wharton School at the University of Pennsylvania in 1990.

Compensation of the Manager

The Manager will be compensated according to the following schedule:

Name of Fee	Basis for Fee	Amount of Fee
Asset Management Fee	Fees charged to the Company for the management of Company investments	The annual asset management fee is equal to one and 50/100 percent (1.50%) of the then Gross Assets Under Management (the “Asset Management Fee”), payable monthly.
Construction Fee	Fees charged to the Company as the properties are developed or rehabilitated	The Construction Fee is equal to the greater of five percent (5.0%) of the budgeted construction and improvements costs for each such construction project or market rate.
Property Management Fee	Fees charged to the Company for the day-to-day management of its properties	The Property Management Fee is equal to the greater of four percent (4.0%) of the monthly gross rental payable under the terms of the applicable leases for such Managed Real Estate or market rate, provided, however, that the Manager (or the Affiliate) may be paid a greater amount if the same is reasonable and not in excess of the customary real estate property management fee which would be paid to an independent third party in connection with the management of such real estate.

In addition to these fees, the Manager shall be reimbursed by the Company for all expenses, fees, or costs incurred on behalf of the Company, including, without limitation, organizational expenses, legal fees, filing fees, accounting fees, out-of-pocket costs of reporting to any governmental agencies, insurance premiums, travel, costs of evaluating investments and other costs and expenses. The initial expenses associated with this Offering, including legal and accounting expenses, have been or will be paid by Affiliates of the Company, which will be reimbursed from the Proceeds from the Offering. An Affiliate of the Company, XIV-I, INC. (the “Sponsor”), in exchange for payment of initial organizational and Offering expenses on behalf of the Company, has been issued 1,000 Class B Membership Interests, which represent 100% of the Company’s Class B Membership Interests. Additionally, the Company intends to reimburse Affiliate MCE POOLE, INC. for organizational and Offering expenses incurred on behalf of the Company in excess of $25,000.00, which are estimated to be approximately $100,000.00. The reimbursement amount to MCE POOLE, INC. is estimated to represent approximately $75,000.00. The $25,000.00 paid by MCE POOLE, INC. represents an initial capital contribution paid in exchange for the Sponsor’s Class B Interests.

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The Company shall pay to the Manager a reasonable monthly amount for its utilization of the Manager’s office and equipment, at the discretion of the Manager.

The Manager, its Affiliates or principals may receive reasonable, market-rate commissions upon the Company’s purchase or sale of real estate properties. The Company may use the services of Affiliate real estate brokerage MCE POOLE, INC. to acquire and liquidate real estate assets.

The Sponsor is entitled to 15% of Distributions of Cash from Operations pursuant to Manager’s ownership of 100% of the Company’s Class B Membership Interests.

Item 4. Security Ownership of Management and Certain Securityholders

Title of Class	Name and Address of Beneficial Owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of Class
Class B Membership Interests	XIV-I Inc.* 5784 Lake Forrest Drive, Suite 209 Atlanta, GA 30328	15%	0%	100%

* XIV-I, INC. is solely owned and managed by Monica Poole, the Manager of the Company’s Manager

Item 5. Interest of Management and Others in Certain Transactions

The Company has issued 1,000 Class B Membership Interests to XIV-I, INC., the Sponsor of the Company, in exchange for services rendered to the Company including payment of expenses related to the Offering of $25,000.00. XIV-I, INC. is the owner of 100% of the Company’s Class B Membership Interests.

Item 6. Other Information

There is no other information to report under Item 6 of the Form 1-K at this time.

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Item 7. Financial Statements

XIV-I Invest 1, LLC

Table of Contents

For the Year Ended December 31, 2023 and

For the Period February 7, 2022 (Inception) to December 31, 2022

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McNamara and Associates, LLC

Independent Auditor’s Report

To the Member of XIV-I Invest 1, LLC

Opinion

We have audited the accompanying financial statements of XIV-I Invest 1, LLC, which comprise the balance sheets as of December 31, 2023 and 2022 and the related statements of operations, member’s equity, and cash flows for the year ended December 31, 2023 and the period from February 7, 2022 (inception) to December 31, 2022, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of XIV-I Invest 1, LLC as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the year ended December 31, 2023 and the period from February 7, 2022 (inception) to December 31, 2022 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of XIV-I Invest 1, LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about XIV-I Invest 1, LLC’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

McNAMARA and ASSOCIATES, LLC
also d/b/a ASSURANCE DIMENSIONS, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

F-1

McNamara and Associates, LLC

In performing an audit in accordance with generally accepted auditing standards, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of XIV-I Invest 1, LLC’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about XIV-I Invest 1, LLC’s ability to continue as a going concern for a reasonable period of time.

Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note C to the financial statements include no assets or equity. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management's plans regarding those matters are also described in Note C. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Margate, Florida

April 25, 2024

McNAMARA and ASSOCIATES, LLC
also d/b/a ASSURANCE DIMENSIONS, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

F-2

XIV-I Invest 1, LLC

Balance Sheets

As of December 31, 2023 and 2022

	2023	2022
ASSETS
Cash	$80	$—
Total Assets	$80	$—

LIABILITIES AND MEMBER'S DEFICIT

Related Party Payable	77,472	23,908
Current Liabilities	77,472	23,908

Total Liabilities	77,472	23,908

Member's Deficit	(77,392)	(23,908)
Total Member's Deficit	(77,392)	(23,908)

Total Liabilities and Members Deficit	$80	$—

See accompanying notes to the financial statements.

F-3

XIV-I Invest 1, LLC

Statements of Operations

For the Year Ended December 31, 2023 and
For the Period from February 7, 2022 (Inception) to December 31, 2022

	2023	2022

REVENUE	$—	$—

EXPENSES
General and administrative expenses	53,484	48,908
Total operating expenses	53,484	48,908

LOSS FROM OPERATIONS	(53,484)	(48,908)

NET LOSS	$(53,484)	$(48,908)

See accompanying notes to the financial statements.

F-4

XIV-I Invest 1, LLC

Statement of Member’s Deficit

For the Year Ended December 31, 2023 and
For the Period from February 7, 2022 (Inception) to December 31, 2022

	Class A Interests	Class A Dollars	Class B Interests	Class B Dollars	Accumulated Deficit	Total
February 7, 2022	—	$—	—	$—	$—	$—
Class B Interests to be issued for formation expenses	—	—	1,000	25,000	—	25,000
Net Loss	—	—	—	—	(48,908)	(48,908)
December 31, 2022	—	—	1,000	25,000	(48,908)	(23,908)
Net Loss	—	—	—	—	(53,484)	(53,484)
December 31, 2023	—	$—	1,000	$25,000	$(102,392)	$(77,392)

See accompanying notes to the unaudited financial statements.

F-5

XIV-I Invest 1, LLC

Statements of Cash Flows

For the Year Ended December 31, 2023 and

For the Period from February 7, 2022 (Inception) to December 31, 2022

	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(53,484)	$(48,908)
Net cash used in operating activities	(53,484)	(48,908)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in advance from related party	53,564	14,816
Class B interests to be issued for payment of formation expenses	—	25,000
Net cash provided by financing activities	53,564	39,816

CHANGE IN CASH	80	—

Cash at beginning of the period	—	—
Cash at end of the period	$80	$—

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for interest	$—	$—
Cash paid during year for income taxes	$—	$—

See accompanying notes to the unaudited financial statements.

F-6

XIV-I Invest 1, LLC

Notes to the Financial Statements
December 31, 2023 and 2022

Note A – Nature of Business and Organization

XIV-I Invest 1, LLC (the “Company”) is a Delaware Limited Liability Company formed on February 7, 2022 under the laws of Delaware. The Company was formed to acquire, manage, develop, rehabilitate, preserve, or create an impact real estate investment portfolio consisting of: for lease multifamily, for sale single family, and land serving such uses.

Note B – Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”)

Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of less than three months to be cash and cash equivalents. As of December 31, 2023 and 2022, the Company does not hold any cash equivalents. The Company places its temporary cash investments with high quality financial institutions. At times, such investments may be in excess of FDIC insurance limits. The Company does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Income Taxes

The Company is a limited liability company under the laws of the State of Delaware and has elected to be treated as a partnership for federal tax reporting purposes. As such, the Company does not pay federal or state income taxes on its taxable income. Instead, the income is passed through to the members. Accordingly, no provision for income taxes has been made in the financial statements.

The Company recognizes and discloses uncertain tax positions in accordance with generally US GAAP. The Company evaluated its tax positions and determined it has no uncertain tax positions as of December 31, 2023 and 2022. The Company’s tax returns are subject to income tax examinations generally for a period of three years from the date of filing. The Company’s 2022 and 2023 tax year will be open for examination for federal and state taxing authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note C – Going Concern

During the year ended December 31, 2023, the Company incurred a loss and used cash in operating activities of $53,484. As of December 31, 2023, the Company has minimal cash and a member’s deficit of $77,392. These conditions raise substantial doubt regarding the Company’s ability to continue as a going concern. The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The ability of the Company to continue as a going concern is dependent upon future sales and obtaining additional capital and financing. Since inception, the Company has been funded with advances from a related party. The Company has estimated it will need to raise $1 million in order to implement its business plan. While the Company believes in the viability of its ability to raise additional funds, there can be no assurances to that effect. The financial statements do not include adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

F-7

XIV-I Invest 1, LLC

Notes to the Financial Statements
December 31, 2023 and 2022

Note D – Member’s Deficit

Class A Interests

The Company has authorized interests of seven million five hundred thousand (7,500,000) Class A Interests each representing an original capital contribution of ten dollars ($10.00) per share for an aggregate of seventy-five million dollars ($75,000,000). Capital Contributions shall be payable in accordance with the written subscription agreement between the Company and the Class A Members. The aggregate equity of the Class A Interests is eighty-five percent (85%) of the Company, which shall not be reduced under any circumstances without the consent of a majority interest of the Class A Members. No Class A interests were outstanding as of December 31, 2023 and 2022.

Class B Interests

The Company has authorized interests of one thousand (1,000) Class B Interests each requiring a capital contribution of Twenty Five Dollars ($25.00) for twenty five thousand dollars ($25,000) in the aggregate, which may be paid by the payment of expenses associated with the formation of the Company and the offering of the Class A Interests. If fully issued, the Class B Interests shall represent fifteen percent (15%) of the aggregate profits, losses and tax credits or other tax items in the Company. Amounts advanced by the Class B Member or an affiliate thereof for the benefit of the Company in excess of twenty-Five Thousand Dollars ($25,000) shall be reimbursable by the Company. During the period ended December 31, 2022, the Company authorized the issuance of 1,000 interests as consideration for formation expenses paid on behalf of the Company. The Company issued the interests on August 19, 2022.

Note E – Related Parties

As of December 31, 2023 and 2022, the Company owed approximately $77,000 and $24,000, respectively, to a related party who advanced the Company working capital for formation expenses.

Note F – Commitments and Contingencies

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company’s management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Note G – Subsequent Events

Management has assessed subsequent events through April 30, 2024, the date on which the financial statements were available to be issued. There have been no events requiring adjustment or disclosure to the financial statements.

F-8

Item 8. Exhibits

Exhibit Index

Exhibit 2A** Certificate of Formation

Exhibit 2B** Operating Agreement

Exhibit 4*** Revised Subscription Agreement

Exhibit 8* Amended and Restated Escrow Agreement

Exhibit 11**** Written Expert Consent Letter of Accountant

Exhibit 12** Opinion Re Legality of the Securities

*	Incorporated by reference to the Company’s Form 1-SA filed with the SEC on September 27, 2023.
**	Incorporated by reference to the Company’s Form 1-A filed with the SEC on January 27, 2023.
***	Incorporated by reference to the Company’s Form 1-A Post Effective Amendment filed with the SEC on July 25, 2023.
****	Filed herewith.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Issuer Company Legal Name and Address:

XIV-I Invest 1, LLC

5784 Lake Forrest Drive, Suite 209

Atlanta, Georgia 30328

s/Monica Poole

Monica Poole

Manager of the Manager, XIV-I MANAGER, LLC

Date: April 29, 2024

Location: Atlanta, Georgia

Pursuant to the requirements of Regulation A, this report has been signed below by the following Manager of the Company in the capacity and on the date indicated:

XIV-I MANAGER LLC

By its Manager (serving in the capacity of Principal Financial Officer, Principal Accounting Officer and Principal Executive Officer of the Issuer)

s/Monica Poole

Monica Poole

Date: April 29, 2024

Location: Atlanta, Georgia

14